United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-66859

Intrepid Capital Corporation

(Exact name of registrant as specified in its charter)

3652 South Third Street, Suite 200, Jacksonville Beach, Florida 32250, telephone (904) 246-3433

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

common stock, $.01 par value per share

(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[x]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[ ]

Approximate number of holders of record as of the certification or notice date: 306

Pursuant to the requirements of the Securities Exchange Act of 1934, Intrepid Capital Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: December 22, 2003
/s/ Mark F. Travis
By: Mark F. Travis Its: President